UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

27-29 rue de Bassano 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

AMTD Digital Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On September 28, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended April 30, 2022 with the SEC on August 30, 2022 with an audit report issued by Deloitte Touche Tohmatsu, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that the government entities in China do not own or control the Company or its consolidated foreign operating entities.

Based on an examination of the Company’s register of members as of August 23, 2023 and the public filings (including Schedule 13Gs and Schedule 13Ds and amendments thereto) filed by the Company’s major shareholders, the Company is controlled by AMTD Group Inc. through AMTD IDEA Group and except for AMTD IDEA Group, AMTD Group Inc., Infinity Power Investments Limited, and Dr. Calvin Choi, no other shareholder beneficially owns 5% or more of the Company’s total issued and outstanding ordinary shares.

AMTD IDEA Group beneficially owns 85.6% of the total issued and outstanding ordinary shares of the Company, representing 99.2% of the total voting power of the Company. AMTD Group Inc. beneficially owns 39.6% of the total issued and outstanding ordinary shares of AMTD IDEA Group, representing 85.5% of the total voting power of AMTD IDEA Group, and controls AMTD IDEA Group. As a result, AMTD Group Inc. beneficially owns 33.9% of our outstanding ordinary shares, representing 84.8% of our total voting power. Infinity Power Investments Limited, an entity wholly owned by Dr. Calvin Choi, the founder of AMTD IDEA Group and AMTD Digital Inc., owns 32.8% of the issued and outstanding shares of AMTD Group Inc. Based on a certification provided by AMTD Group Inc. to the Company dated August 23, 2023, none of the shareholders of AMTD Group Inc. is owned or controlled by a government entity of China.

For the foregoing reasons, the Company believes that the government entities in China do not own or control (i) the Company or (ii) any of its wholly-owned consolidated foreign operating entities. With respect to the Company’s partially-owned consolidated foreign operating entities, the Company believes that the governmental entities in China do not own or control any of these entities based additionally on an examination of the registers of members or equivalent corporate records of these entities.

As of August 23, 2023, none of the directors and senior management of the Company beneficially owned any issued and outstanding ordinary shares of the Company.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended April 30, 2023 filed with the SEC on August 23, 2023 for more details.

In addition, the Company is not aware of any government entity in China that, whether by contract or otherwise, controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

By :	/s/ Feridun Hamdullahpur
Name :	Dr. Feridun Hamdullahpur
Title :	Director

Date: August 23, 2023